NO ACT

PE
12-12-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09011670

Received SEC
JAN 26 2009
Washington, DC 20549

January 26, 2009

Stuart S. Moskowitz
Senior Counsel
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-26-09

Re: International Business Machines Corporation
Incoming letter dated December 12, 2008

Dear Mr. Moskowitz:

This is in response to your letters dated December 12, 2008 and January 9, 2009 concerning the shareholder proposal submitted to IBM by Nick Rossi and Emil Rossi. We also have received letters on the proponents' behalf dated January 1, 2009 and January 12, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

January 26, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Business Machines Corporation
Incoming letter dated December 12, 2008

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of IBM's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings, and further provides that "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board."

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which IBM relies.

Sincerely,

Jay Knight
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 12, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 International Business Machines Corporation (IBM)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal by Nick Rossi
Special Shareholder Meetings

Ladies and Gentlemen:

This responds to the company December 12, 2008 no action request, supplemented on January 9, 2009 mostly with layers of belief and repetition, regarding this rule 14a-8 proposal with the following text:

Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

The company January 9, 2009 letter largely does not materially address the January 1, 2009 initial reply to the company no action request. However the company did add a number of catchphrases:

"we continue"
"we continue to maintain"
"As noted in our letter"
"continues to maintain"
"we continue to believe"
"we believe"
"we respectfully disagree"
"Nothing could be further from the truth."
"we believe"
"we believe"

"IBM renews our request"

In response to the company (i)((2) objection, this rule 14a-8 proposal does not seek to place limits on management and/or the board when members of the management and/or the board act exclusively in the capacity of individual shareholders. For instance this proposal does not seek to compel a member of management and/or the board to vote their shares with or against the proxy position of the entire board on ballot items. Hence the lengthy (i)(2) company precedents and their explanations are irrelevant – even if they are consistent once a reader would accept their false or misleading premise.

The company misinterpretation of the proposal leading to an (i)(2) objection, appears to be based on a false premise that the purpose of most shareholder proposals asking the board to take action are merely asking the board members to take action on their own and only in their limited capacity as private shareholders. To the contrary most, if not all, rule 14a-8 proposals ask the board to act in its capacity as the board.

Again the company has not produced evidence of any rule 14a-8 shareholder proposals which board members are asked to take action on their own and only in their limited capacity as private shareholders. The company drafts its no action apparently based on a belief that the key to making its point is to produce a number of speculative meanings for the resolved statement of a rule 14a-8 proposal.

Introducing 2008 proposals with text about "no restriction," which is not used in the 2009 rule 14a-8 proposal, appears to be a company attempt to confuse the word "exception" with the old "no restriction" wording. An "exception" is vastly different and an exception could be a company device to deny shareholders a right that they would appear have to call a special meeting, while "no restriction" could be viewed as an unlimited right by shareholders.

Nonetheless the following text, which was excluded in 2008 at some companies which claimed it confused them, received a 39%-vote at Home Depot in 2008:

RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

Apparently 39% of Home Depot shareholders were not confused by the above text.

The company objection is misleading because the company omits the remainder to the rule 14a-8 resolution sentence when it lifts the words "without any exception or exclusion conditions" to press its objection on page 9. The full sentence is (emphasis added):

"This includes that such bylaw and/or charter text will not have any exception or exclusion conditions ***(to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board."***

The proposal is internally consistent. The first sentence of the proposal would empower each shareholder, without exception or exclusion, to be part of 10% of shareholders (acting in the capacity of shareholders only) able to call a special meeting. This sentence does not exclude any shareholder from being part of the 10% of shareholders. The fact that there is no exclusion of even a single shareholder – contradicts the core company "exclusion" argument.

The company claim of a uniformity in a number of no action requests in regard to proposals to other companies on this same topic could merely be a sign that everyone is copying each other's papers since this information is now widely available on the internet.

The outside opinion in *American Express Company* (filed December 22, 2008) appears to be to be dependent on unqualified acceptance of the defective American Express (i)(3) objection.

Again the company does not explain why it does not back up its (i)(3) objection by alternatively requesting that the second sentence of the resolved statement be omitted.

The key to analyzing the company objections appears to be for the reader to look for the false premises that are the basis of lengthy purported justifications. Even if the lengthy purported justifications are meticulously crafted in multiple layers, they are irrelevant if based on a single false or misleading premise.

Again the company fails to provide any no action request precedents for proposals being determined substantially implemented in cases where there is a large gap, for instance between a 10% requirement and a 25% requirement – a 150% gap.

The company in effect claims that 25% of shareholders is the same as 10% of shareholders in the right to call a special meeting. Due to the dispersed ownership of the company (please see the attachment), the requirement of 25% of shareholders to call a special meeting essentially prevents a special shareholder meeting from being called.

The dispersed ownership (1442 institutions) of the company greatly increases the difficulty of calling a special meeting especially when 25% of this dispersed group of shareholders are required to take the extra effort to support the calling of a special meeting. For many of these shareholders their percentage of the total ownership of the company is small and their ownership of the company is also a small part of their total portfolio.

Again the company has provided no evidence from any experts that would contradict this. And the company has not provided one example of 25% of shareholders of a company with a dispersed ownership of 1442 institutions ever calling a special meeting.

Again the company has not provided one precedent in which the dispersed ownership issue was introduced.

The company refers to its 15 largest institutional holders of the company, but fails to address that the 15 largest holders could be the least likely candidates to call for a special meeting. The company fails to cite one example in which mostly the largest shareholders, who owned 25% of a company, succeeded in calling a special meeting.

When the company cites the 25% requirement in its 2008 bylaw change it also seems to be claiming that a rule 14a-8 proposal should be determined implemented by looking at the text of a 2008 proposal rather than the 2009 proposal. And the company provides no precedents of a proposal determined implemented through a comparison to a prior year's proposal in preference to the current year's proposal.

The company (i)(3) objection seems to be dependent in a number of places on a misplaced company assumption that when a shareholder proposal asks the board to take the steps necessary to amend the bylaws, that the proposal is asking the board members to merely take action consentient with the authority each director has as one of the company's individual shareholders and to do so at a company with $165 billion in market capitalization.

The company (i)(6) objection appears to be dependent on unqualified acceptance of its (i)(2) and (i)(3) objections.

Although the company January 9, 2009 letter mentions *Borders Group, Inc.* (March 11, 2008) and *Allegheny Energy, Inc.* (February 19, 2008), it buries the key information in a footnote: That the respective 2008 proposals both explicitly called for up to 25% of shareholders to be able to call a special meeting – not the 10% called for in the 2009 IBM proposal.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi

Stuart S. Moskowitz <smoskowi@us.ibm.com>

[IBM: Rule 14a-8 Proposal, October 20, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Merck (MRK) shareholders voted 57% in favor of a proposal for 10% of shareholders to have the right to call a special meeting. This proposal topic won 57% support at our 2008 annual meeting based on yes and no votes. The Council of Institutional Investors recommends timely adoption of shareholder proposals upon receiving their first 51% or higher vote.

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our board "Very High Concern" in executive pay – $25 million.
- Beyond $25 million our CEO gets free-of-charge financial planning, personal use of company aircraft, contributions to defined contributions plans and tax reimbursements.

Our directors held 11 board seats on boards rated "D" by The Corporate Library:

Cathleen Black	Coca-Cola (KO)
Sidney Taurel	Eli Lilly (LLY)
Michael Eskew	Eli Lilly
Michael Eskew	3M Company (MMM)
Sidney Taurel	McGraw-Hill (MHP)
Shirley Ann Jackson	Marathon Oil (MRO)
Shirley Ann Jackson	FedEx (FDX)
James Owens	Caterpillar (CAT)
James Owens	Alcoa (AA)
Alain Belda	Alcoa
Alain Belda	Citigroup (C)

The following directors served on these executive pay committees rated "High Concern" or worse in executive pay by The Corporate Library:

Cathleen P. Black	Coca-Cola
Michael Eskew	Eli Lilly
Shirley Ann Jackson	Marathon Oil
Shirley Ann Jackson	FedEx
Alain Belda	Citigroup

Nell Minow said, "If the board can't get executive compensation right, it's been shown it won't get anything else right either."

Additionally:

• We did not have an Independent Chairman or Lead Director – Independence concern.
• No shareholder right to cumulative voting.
• Shirley Ann Jackson held 6 director seats – Over commitment concern.
• Kenneth Chenault (American Express CEO) was not independent because of the extensive business American Express has with IBM.
• Director Michael Eskew's son was an IBM employee.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Nick Rossi and Emil Rossi, ***FISMA & OMB Memorandum M-07-16*** , submitted this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email.

International Business Machines Corporation

Office of the Senior Vice President and General Counsel

Armonk, New York 10504

VIA E-Mail

January 9, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Subject: 2009 Stockholder Proposal of the Rossi Family Trust (appointing John Chevedden as proxy) – Special Meetings

Ladies and Gentlemen:

Please let this serve as IBM's response to Mr. Chevedden's January 1, 2009 letter in the above-referenced matter.

The Proponent has failed to rebut any of the issues we raised in our December 12, 2008 letter. In the first place, notwithstanding the Proponent's current attempt to read out of his Proposal all of the confusion and inconsistencies he originally set forth therein (which deficiencies have already been described in detail by the Company), we continue to read the Proposal as he originally drafted it. As such, the Proposal is -- and continues to remain -- both internally inconsistent and misleading, despite his after-the-fact statement to the contrary. We therefore stand by each of the arguments in our December 12 letter.

Moreover, we are not misinterpreting the Proposal, as the Proponent suggests. We are merely reading it as the Proponent wrote it. The Proposal is defective under Rule 14a-8. First, with respect to legality, under any interpretation of the Proposal described in our December 12, 2008 letter, we continue to maintain that the Proposal, if implemented, would violate Rule 14a-8(i)(2) and the New York State Business Corporation Law ("BCL"). As noted in our letter, under the first reading, the anti-discrimination provisions of Section 501(c) of the BCL would be violated. Under the second reading, the imposition of stock ownership requirements on the Board would violate Section 602(c) of the BCL. Ample precedent has been cited and explained to support our position, and the Proponent has not rebutted any of it. The Proponent drafted the Proposal, not IBM, and we must address the Proposal as the Proponent wrote it, <u>not</u> as the Proponent would now have us read it as he might have meant to write it.

Moreover, IBM is hardly alone in our confusion over the Proponent's drafting of this Proposal. Indeed, a perusal of the SEC's website -- where the Division of Corporation Finance is now posting pending no-action letter requests under Rule 14a-8 -- reveals that at least ***twenty seven (27) companies*** have already received ***and challenged*** Mr. Chevedden's Special Stockholder Meetings proposal.[1] Although the factual history at each company is *sui generis*, a significant number of these other companies where Mr. Chevedden filed this same proposal on special meetings this year have also highlighted most, if not all, of the very same legal problems IBM has found and noted in our December 12 letter. Moreover, with two other companies also incorporated under New York law -- General Electric and American Express -- their external legal counsel, after their own reviews, also discovered and opined upon many of the same unlawful and confusing provisions in Mr. Chevedden's special shareowner meetings proposal as we did. See no-action letter requests of General Electric Company (filed December 8, 2008)(including the legal opinion of Gibson, Dunn & Crutcher LLP) and American Express Company (filed December 22, 2008) (including the legal opinion of Skadden, Arps, Slate, Meagher & Flom LLP). For the reasons set forth in our December 12, 2008 letter, IBM continues to maintain that the Proposal should be excluded under Rules 14a-8(i)(2), 14a-8(i)(3), 14a-8(i)(6) and 14a-9.

Finally, we continue to believe the Proposal also remains subject to exclusion under Rule 14a-8(i)(10) for the reasons set forth in our December 12, 2008 letter. As we described in Arguments I-IV of that letter, the Company could not lawfully implement the instant, defective Proposal. Given the multiple infirmities associated with the instant Proposal, the Company, *sua sponte*, implemented changes to our by-laws which we believe not only fully implemented the previous year's proposal on this same topic, but also substantially implemented the instant Proposal under Rule 14a-8(i)(10). In this connection,

---

[1] As of January 7, 2009, the SEC has posted on its website the following pending no-action letter requests challenging Mr. Chevedden's proposal on Special Stockholder Meetings. Mr. Chevedden is certainly aware of other companies where he filed this same proposal. As the proxy season is still early, those other companies may also challenge the Proposal. See Alcoa, Inc. (December 22, 2008); Allegheny Energy, Inc. (December 29, 2008); Allstate Insurance Company (December 30, 2008); American Express Company (December 22, 2008); AT&T (December 12, 2008); Baker Hughes Incorporated (December 15, 2008); Bank of America Corporation (December 9, 2008); The Boeing Company (December 22, 2008); Bristol-Myers Squibb Company (December 24, 2008); Burlington Northern Santa Fe Corporation (December 5, 2008); Citigroup Inc. (December 19, 2008); CVS Caremark Corporation (December 29, 2008); EMC Corporation (December 18, 2008); Fortune Brands, Inc. (December 22, 2008); General Electric Company (December 8, 2008); General Dynamics Corporation (December 19, 2008); The Home Depot, Inc. (December 12, 2008); International Business Machines Corporation (December 12, 2008); Johnson & Johnson (December 19, 2008); Marathon Oil Corporation (December 12, 2008); MeadWestvaco Corporation (December 31, 2008); Morgan Stanley (December 22, 2008); Pfizer, Inc. (December 19, 2008); Raytheon Company (December 23, 2008); Time Warner Inc. (December 29, 2008); Verizon Communications Inc. (December 15, 2008); Wyeth (December 17, 2008).

> "When a "company is already doing -- or substantially doing -- what the proposal seeks to achieve, ... there is no reason to confuse shareholders or waste corporate resources in having shareholders vote on a matter that is moot. In the SEC's words, the exclusion is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management...."

William Morley, Editor, Shareholder Proposal Handbook, by Broc Romanek and Beth Young (Aspen Law & Business 2003 ed.), Sec. 23.01[B] at p. 23-4. (emphasis added).

The rationale of Romanek and Young for the application of Rule 14a-8(i)(10) here is particularly appropriate under the facts of our case with the instant, defective Proposal. IBM took action to fully implement Mr. Chevedden's 2008 proposal (which was not challenged at the SEC), yet the Proponent, faced with all of the facts associated with the instant, defective Proposal, as well as our Company's implementation of the 2008 proposal, remains unwilling to withdraw the instant Proposal. While the Company's new Special Meetings by-law sets a threshold that is not what the Proponent now seeks, our by-law also does not contain any of the multiple legal infirmities are associated with the instant Proposal, which have now been called out to him, both by IBM, as well as by the many other companies noted herein.

Further, as we explained in our December 12 letter, there is ample precedent for the Staff to conclude that the instant Proposal be omitted under Rule 14a-8(i)(10). See Borders Group, Inc. (March 11, 2008) and Allegheny Energy, Inc. (February 19, 2008) (both involving a defective "no restriction" special meetings proposal). In this connection, Mr. Chevedden's defective "no restriction" proposal was excluded at many other companies as vague and indefinite under Rule 14a-8(i)(3), but in Borders and Allegheny Energy, based on the factual history associated with Mr. Chevedden's proposal at those companies, the staff permitted exclusion of that proposal under Rule 14a-8(i)(10).[2] The same rationale can also be applied here.

Finally, we respectfully disagree with the Proponent's specious conclusion that "*the requirement of 25% of shareholders to call a special meeting essentially prevents a*

[2] As explained in our December 12 letter, if the "no-restriction" proposals in Borders and Allegheny Energy can be read to permit a single stockholder (i.e. with no minimum stock ownership requirement) to call a special meeting, and Borders and Allegheny Energy were both found to have substantially implemented the "no restriction" proposal under Rule 14a-8(i)(10) by adopting by-law amendments allowing stockholders holding 25% of their shares to call a special meeting, then the staff can now similarly find "substantial implementation" in the instant case, as our Company's Board of Directors has similarly implemented a special meeting by-law after the Proponent filed the instant Proposal seeking implementation at a 10% level – but which Proposal unlawfully (i) seeks on the one hand to exclude the shares of IBM "management and/or the Board" from being counted in the call of a special meeting and/or (ii) imposes a restriction requiring members of the IBM Board of Directors to hold 10% of the outstanding shares as a pre-condition for its ability to call a special meeting.

special meeting from being called." Nothing could be further from the truth. IBM, like other public companies, has many stockholders. However, based upon the concentrated nature of our current institutional ownership, if a stockholder wanted to be able to have a special meeting called, in order to reach the existing 25% threshold, that stockholder would only have to convince our <u>15 largest</u> institutional holders to ask for such a meeting to be called, <u>not</u> all 1442 institutions Mr. Chevedden points to on the *yahoo.com* website.

Thus, given the circumstances of this case, including the Proponent's submission of the defective Proposal, our Board's action last Fall implementing a by-law permitting stockholders to be able to call a special meeting, and the Proponent's present unwillingness to withdraw the defective Proposal, we believe the staff should find the Company's actions to date as more than sufficient for "substantial implementation" of the instant Proposal under Rule 14a-8(i)(10), thereby avoiding the possibility of IBM shareholders having to consider this matter yet again. See Romanek and Young, <u>supra</u>. We therefore request staff concurrence that exclusion of the Proposal under Rule 14a-8(i)(10) is also proper.

In sum, because we believe the Proposal should properly be omitted from the proxy materials for IBM's 2009 annual meeting, IBM renews our request for no-action relief for all of the reasons set forth herein and in our December 12, 2008 letter.

Thank you for your attention and interest in this matter.

Sincerely yours,

Stuart S Moskowitz

Stuart S. Moskowitz
Senior Counsel

cc: Mr. John Chevedden

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 1, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 International Business Machines Corporation (IBM)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
Nick Rossi

Ladies and Gentlemen:

This is the first response to the company December 12, 2008 no action request regarding this rule 14a-8 proposal with the following text:

Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

In response to the company (i)((2) objection this rule 14a-8 proposal does not seek to place limits on management and/or the board when members of the management and/or the board act exclusively in the capacity of individual shareholders. For instance this proposal does not seek to compel a member of management and/or the board to vote their shares with or against the proxy position of the entire board on ballot items. Hence the lengthy (i)(2) company precedents and their explanations are irrelevant – even if they are consistent once a reader would accept their false or misleading premise.

The company misinterpretation of the proposal leading to an (i)(2) objection, appears to be based on a false premise that the purpose of most shareholder proposals asking the board to take action are merely asking the board members to take action on their own and only in their limited capacity as private shareholders. To the contrary most, if not all, rule 14a-8 proposals ask the board to act in its capacity as the board.

The company has not produced evidence of any rule 14a-8 shareholder proposals which board members are asked to take action on their own and only in their limited capacity as private shareholders. The company drafts its no action apparently based on a belief that the key to making its point is to produce a number of speculative meanings for the resolved statement of a rule 14a-8 proposal.

Introducing 2008 proposals with text about "no restriction," which is not used in the 2009 rule 14a-8 proposal, appears to be a company attempt to confuse the word "exception" with the old "no restriction" wording. An "exception" is vastly different and an exception could be a company device to deny shareholders a right that they would appear have to call a special meeting, while "no restriction" could be viewed as an unlimited right by shareholders.

Nonetheless the following text, which was excluded in 2008 at some companies which claimed it was confusing, received a 39%-vote at Home Depot in 2008:
RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.
Apparently 39% of Home Depot shareholders were not confused.

The company objection is misleading because the company omits the remainder to the rule 14a-8 resolution sentence when it lifts the words "without any exception or exclusion conditions" to press its objection on page 9. The full sentence is (emphasis added):
"This includes that such bylaw and/or charter text will not have any exception or exclusion conditions ***(to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board."***

The proposal is internally consistent. The first sentence of the proposal would empower each shareholder, without exception or exclusion, to be part of 10% of shareholders (acting in the capacity of shareholders only) able to call a special meeting. This sentence does not exclude any shareholder from being part of the 10% of shareholders. The fact that there is no exclusion of even a single shareholder – contradicts the core company "exclusion" argument.

The company does not explain why it does not back up its (i)(3) objection by alternatively requesting that the second sentence of the resolved statement be omitted.

The key to analyzing the company objections appears to be for the reader to look for the false premises that are the basis of lengthy purported justifications. Even if the lengthy purported justifications are meticulously crafted in multiple layers, they are irrelevant if based on a single false or misleading premise.

The company fails to provide any no action precedents for proposals being judged substantially implemented in cases where there is a large gap, for instance between a 10% requirement and a 25% requirement – a 150% gap.

The company in effect claims that 25% of shareholders is the same as 10% of shareholders in the right to call a special meeting. Due to the dispersed ownership of the company (please see the attachment), the requirement of 25% of shareholders to call a special meeting essentially prevents a special shareholder meeting from being called.

The dispersed ownership (1442 institutions) of the company greatly increases the difficulty of calling a special meeting especially when 25% of this dispersed group of shareholders are required to take the extra effort to support the calling of a special meeting. For many of these shareholders their percentage of the total ownership of the company is small and their ownership of the company is also a small part of their total portfolio.

The company has provided no evidence from any experts that would contradict this. And the company has not provided one example of 25% of shareholders of a company with a dispersed ownership of 1442 institutions ever calling a special meeting.

The company has not provided one precedent in which the dispersed ownership issue was introduced.

When the company cites the 25% requirement in its 2008 bylaw change it also seems to be claiming that a rule 14a-8 proposal should be determined implemented by looking at the text of a 2008 proposal rather than the 2009 proposal. And the company provides no precedents of a proposal determined implemented through a comparison to a prior year's proposal in preference to the current year's proposal.

The company (i)(3) objection seems to be dependent in a number of places on a misplaced company assumption that when a shareholder proposal asks the board to take the steps necessary to amend the bylaws, that the proposal is asking the board members to merely take action consentient with the authority each director has as one of the company's individual shareholders and to do so at a company with $165 billion in market capitalization.

The company (i)(6) objection appears to be dependent on unqualified acceptance of its (i)(2) and (i)(3) objections.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi

Stuart S. Moskowitz <smoskowi@us.ibm.com>

[IBM: Rule 14a-8 Proposal, October 20, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Merck (MRK) shareholders voted 57% in favor of a proposal for 10% of shareholders to have the right to call a special meeting. This proposal topic won 57% support at our 2008 annual meeting based on yes and no votes. The Council of Institutional Investors recommends timely adoption of shareholder proposals upon receiving their first 51% or higher vote.

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our board "Very High Concern" in executive pay – $25 million.
- Beyond $25 million our CEO gets free-of-charge financial planning, personal use of company aircraft, contributions to defined contributions plans and tax reimbursements.

Our directors held 11 board seats on boards rated "D" by The Corporate Library:

Cathleen Black	Coca-Cola (KO)
Sidney Taurel	Eli Lilly (LLY)
Michael Eskew	Eli Lilly
Michael Eskew	3M Company (MMM)
Sidney Taurel	McGraw-Hill (MHP)
Shirley Ann Jackson	Marathon Oil (MRO)
Shirley Ann Jackson	FedEx (FDX)
James Owens	Caterpillar (CAT)
James Owens	Alcoa (AA)
Alain Belda	Alcoa
Alain Belda	Citigroup (C)

The following directors served on these executive pay committees rated "High Concern" or worse in executive pay by The Corporate Library:

Cathleen P. Black	Coca-Cola
Michael Eskew	Eli Lilly
Shirley Ann Jackson	Marathon Oil
Shirley Ann Jackson	FedEx
Alain Belda	Citigroup

Nell Minow said, "If the board can't get executive compensation right, it's been shown it won't get anything else right either."

Additionally:

• We did not have an Independent Chairman or Lead Director – Independence concern.
• No shareholder right to cumulative voting.
• Shirley Ann Jackson held 6 director seats – Over commitment concern.
• Kenneth Chenault (American Express CEO) was not independent because of the extensive business American Express has with IBM.
• Director Michael Eskew's son was an IBM employee.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Nick Rossi and Emil Rossi, ***FISMA & OMB Memorandum M-07-16*** submitted this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email.

IBM

New Orchard Road
Armonk, NY 10504

RECEIVED
2008 DEC 16 AM 10: 04
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 12, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, NE
Washington, DC 20549

Subject: 2009 Stockholder Proposal of the Rossi Family Trust (appointing **John Chevedden** as proxy) – Special Meetings

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six (6) copies of this letter, together with a stockholder proposal dated October 20, 2008 from Mr. John Chevedden, who was appointed by Nick Rossi and Emil Rossi, as Trustees of the Jeanne Rossi Family Trust (the "Proponent") to act on behalf of the Proponent on all matters with respect to the proposal entitled "Special Shareowner Meetings" (hereinafter the "Proposal"). Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "SEC" or the "Commission") by International Business Machines Corporation ("IBM" or the "Company") not later than eighty (80) calendar days before the Company files its definitive 2009 Proxy Materials with the Commission.

THE PROPOSAL

The Proposal provides:

> **RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board.**

IBM believes the Proposal may properly be omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 28, 2009 (the "2009 Annual Meeting") for the reasons discussed below.

GROUNDS FOR EXCLUSION

The Proposal may properly be excluded pursuant to:

- Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate New York state law;
- Rules 14a-8(i)(3) and 14a-9 because the Proposal is impermissibly vague and indefinite so as to be inherently misleading;
- Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal; and
- Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

ANALYSIS

I. THE PROPOSAL, IF IMPLEMENTED, WOULD CAUSE THE COMPANY TO VIOLATE NEW YORK STATE LAW BY REQUIRING THE COMPANY TO UNLAWFULLY DISCRIMINATE AGAINST IBM COMMON STOCKHOLDERS WHO ARE MEMBERS OF "MANAGEMENT AND/OR THE BOARD" BY PRECLUDING SUCH COMMON STOCKHOLDERS FROM BEING ABLE TO PARTICIPATE IN THE RIGHT TO CALL A SPECIAL MEETING. AS SUCH, THE PROPOSAL IS SUBJECT TO EXCLUSION UNDER RULE 14a-8(i)(2)).

The Proposal seeks "to give holders of 10% of our outstanding common stock the power to call special shareowner meetings." However, the Proposal goes on to add the following additional sentence: ***"This includes that such by-law and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board."*** (emphasis added). As will be described herein, implementing this additional sentence would cause the Company to unlawfully discriminate against common stockholders who were members of "management and/or the board" in violation of section 501(c) of the New York State Business Corporation Law (the "BCL"). By attempting to prevent the shares of IBM common stock held by "management and/or the board" from being considered and counted in connection with the right to call a special meeting, the Proposal would impermissibly differentiate between holders of IBM common stock who were members of "management and/or the board" from other IBM common stockholders, and unlawfully discriminate by limiting rights *within* a class of shares in violation of

Section 501(c) of the BCL. See Sears Roebuck & Company (January 13, 1993)(excluding a proposal as unlawful under former Rule 14a-8(c)(2) and Section 501(c) of the BCL that requested the adoption of provisions which phased in a graduated increase in the number of votes accorded each share of common stock, with a minimum of one vote per share for those who held their shares for less than two years and a maximum of five votes per share for those who have held their shares for five years or more); Exxon Corporation (February 4, 1976)(proposal to "eliminate or exclude or at least test the legality of accepting voting of Exxon stock held in portfolios of mutual and investment funds and similar type holding of Exxon stock which is actually owned or held for the benefit of many thousands of individuals who hold stock in such funds" without the owners' approval, could properly be omitted from the company's proxy statement as unlawful under New Jersey law, because it would require the company to disenfranchise certain institutional shareholders by retroactively limiting their voting rights). The same result should apply here and the instant Proposal excluded under Rule 14a-8(i)(2).

Under IBM's Certificate of Incorporation, the Company is authorized to issue both common and preferred stock. At present, no shares of preferred stock are outstanding and there are no bonds (convertible or otherwise) outstanding with any voting rights. As such, the Company's common stock is the only class of securities presently entitled to vote on any matter under the Company's Certificate of Incorporation. While it is clear that a New York corporation has extensive power to vary rights between ***different*** classes of stock, where there is a single class of stock, such shares are entitled to full shareholder rights which, among other things include the right to vote, to dividends declared by the board of directors and, after payment to creditors, to the distribution of assets upon the liquidation of the corporation. White, New York Business Entities, paragraph 501.01 at p.5-6 (14th Ed. 2008).

Moreover, the concept of equality of treatment for each share of stock within a particular class of shares is required by Section 501(c) of the BCL. Such section provides, in pertinent part:

> "Subject to the designations, relative rights, preferences and limitations applicable to separate series and except as otherwise permitted by subparagraph two of paragraph (a) of section five hundred five of this article, ***each share shall be equal to every other share of the same class.***" **(emphasis added).**

Notably, the BCL contains only two statutory exceptions to this clear rule, neither of which has any application to this case.[1] Other than these two statutory exceptions, the statute is clear that New York corporations may not discriminate between shares of the same class of stock in the manner suggested by the instant Proposal.

[1] The first exception is specified in Section 505(a)(2) of the BCL, which provides a corporation with the right to restrict or add a condition that precludes or limits the exercise, transfer or receipt of rights or options to purchase shares by an interested shareholder (which is defined as a beneficial owner of 20% or more of the outstanding voting stock). This statutory exception was adopted by the New York legislature to permit the adoption by New York corporations of shareholder rights plans with a 20% trigger threshold. The second statutory exception is a provision in Section 501(c) that permits corporations that are residential cooperatives to vary the fees or charges that are payable to the co-op upon the sale or transfer of shares and appurtenant proprietary leases, occupancy agreements or offering plans or properly approved amendments thereto.

Section 501(c) of the BCL has made the concept of equality within a particular class of shares statutorily sacrosanct. As such, the instant Proposal, if implemented, would violate Section 501(c) by preventing IBM common stockholders who are members of IBM "management and/or the board" from being able to be counted as part of the call for a special meeting. This discrimination violates New York State law because the proposed restriction is not sought by the Proponent to be applied across the board to all shares of IBM common stock, but just to the shares of IBM common stock held by members of IBM "management and/or the board." By only giving common stockholders other than stockholders who are members of IBM "management and/or the board" the right to call a special meeting, the Proposal can be seen as unlawfully discriminating under Section 501(c) of the BCL against members of IBM management and the board who are holders of our common stock.

For this reason, New York courts have held on numerous occasions that unlawful discrimination occurs under Section 501(c) of the BCL when some shareholders within a particular class are not provided with the same benefits / treatment as others. For example, in Cawley v. SCM Corp. 72 N.Y.2d 465, 530 N.E.2d 1264 (NY Ct. App. 1988), the question arose on how the tax benefits associated with the cash-out of incentive stock option shares (ISOs) should be apportioned. In this case, a shareholder claimed that the value of the tax benefit associated with the disqualified disposition of ISO shares should properly have been attributable to him and others with ISO shares, as opposed to all SCM common stockholders. The Court of Appeals rejected such claim. In concluding that the value of the tax deduction should be spread equally among all SCM common shareholders, rather than just the ISO shareholders, the court looked to BCL 501(c), and noted that because the

> "ISO shares were identical in all respects to SCM common stock held by the investment public, section 501(c) mandates that ISO shareholders be treated no differently from other SCM common stockholders (see also, Fe Bland v. Two Trees Mgt. Co., 66 N.Y. 2d 556, 568, 569).....***and the tax benefits that accrued to SCM are to be spread among all of its common stockholders....***"

Cawley v. SCM Corp. (emphasis added)

The New York Court of Appeals clearly ruled in Cawley that the tax benefits could not accrue solely to the SCM stockholders who held ISO shares. Since all SCM stockholders had to be treated equally under Section 501(c), the value of the tax benefit had to be spread among all of SCM's common stockholders. The same result should apply here. In the instant case, to the extent that IBM common stockholders are empowered to call a special meeting, all IBM common stockholders should be treated equally under BCL 501(c). There can be no lawful differentiation between the rights of the holders of common stock who are members of IBM "management and/or the board," and those who are not, as the instant Proposal suggests.

Section 501(c)'s anti-discrimination provision was also employed successfully to reach the same result in connection with the price paid to stockholders in a cash-out merger in Beaumont v. American Can Company, 160 A.D.2d 174, 553 N.Y.S.2d 145 (NY App. Div. 1st Dept. 1990). There, certain shareholders were found to have stated a valid claim under Section 501(c) where they alleged that they had been accorded unequal payout treatment from other stockholders. Relying on the Cawley decision, the Appellate Division found that unequal treatment of common stockholders was simply not permissible under Section 501(c), and reinstated the plaintiff's 501(c) discrimination claim for trial. The same result should apply here. The instant Proposal, in seeking to grant only some but not all holders of IBM common stock the right to call a special meeting, would create an impermissible distinction between shares of IBM common stock that would make the rights associated with each share anything but equal.

Section 501(c) of the BCL has also been used by the New York courts to prevent discriminatory actions in a variety of other contexts involving co-operative corporations, which are also subject to the New York Business Corporation Law. In Wapnick v. The Seven Park Avenue Corporation, 240 A.D. 2d 245, 658 N.Y.S. 2d 604 (NY App. Div. 1st Dept. 1997), the court concluded that the prohibition in Section 501(c) against unequal treatment of shareholders holding the same class of shares included a prohibition on the imposition of varying fees, depending on whether a shareholder was an original purchaser of shares or a subsequent purchaser of shares. After noting the specific statutory carve-out to the blanket prohibition on unequal treatment with respect to a flip-tax on the sale of co-op shares, the court noted that such exception "in no way changed the statute's general mandate that shares of the same class be treated equally." Wapnick, supra. In ruling that the trial court was incorrect in finding that Section 501(c) applied only to the sale of shares, the appellate court concluded that the Section 501(c) requirement for equality also applied to the plaintiff's claims regarding subletting and assignment of shares. As a result, in reinstating the plaintiff's claim under Section 501(c), the court suggested it would be impermissible for the cooperative corporation to provide preferential treatment to the original purchasers of co-op shares with respect to the imposition of fees and consent requirements relating to the shareholders' ability to move, sublet or assign their lease or transfer their shares.

Similarly, assessment of repair costs to cooperative shareholders is another matter that has been held, under 501(c) of the BCL to be properly apportionable on a *pro rata* basis. In Peckolick v. West 135 W. 17th St. Tenant's Corp., 268 A.D.2d 339 (NY App. Div. 1st Dept. 2000), the court rejected as unlawful a corporation's attempt to specially assess Ms. Peckolick for the portion of the cost of a total roof replacement apportionable to the portion of the roof to which she had a right of exclusive use. Since the cost of a roof replacement was found to inure to the benefit of all shareholders, the corporation was required to apportion the attendant costs to all shareholders in accordance with the shareholder's proportionate ownership interest in the cooperative corporation. In the words of the Peckolick court:

> "Plaintiff's obligation under the offering plan to repair and maintain the portion of the roof to which she has a right of exclusive use does not involve an obligation to pay for the same portion of the cost of a total roof replacement. The replacement of the roof, as opposed to the repair and maintenance of plaintiff's section, is a major improvement that inures to the benefit of all of the shareholders...[and that]...special assessments "for any repair, alteration or improvement to the corporate property" [must] be on a pro rata basis determined in the same manner as maintenance, i.e., in accordance with the shareholder's percentage of ownership in the corporation."

Peckolick, 239 A.D.2d 339 (emphasis added)

Utilizing the same rationale, the imposition of a sublet fee which would discriminatorily impact only commercial shareholders of a co-op corporation (as opposed to residential shareholders) was similarly held by a New York appellate court to state a valid cause of action under Section 501(c) of the BCL. In Louis and Anne Abrons Foundation, Inc. v. 29 East 64th Street Corporation, 297 A.D.2d 258 (NY App. Div. 1st Dept 2002), the court concluded that a valid claim was stated by a shareholder owning an apartment that was used for commercial purposes when the co-op board, which prohibited residential subletting, subsequently imposed a sublet fee which would impact only the plaintiff as a commercial shareholder. In concluding that the plaintiff presented sufficient evidence to raise a triable issue of fact as to whether the sublet fee was imposed in bad faith and meant to solely impact plaintiff, the court quoted from *Matter of Levandusky v. One Fifth Ave. Apt. Corp.* 75 N.Y.2d 530, which wrote: "The business judgment rule protects the board's business decisions and managerial authority from indiscriminate attack. At the same time, *it permits review of improper decisions, as when the challenger demonstrates that the board's action ... deliberately singles out individuals for harmful treatment ....*" (75 N.Y. 2d at 540 [emphasis in original]). The Abrons court went on to highlight that the corporation has a fiduciary duty to treat its shareholders fairly and evenly, and must discharge that duty with good faith and scrupulous honesty. Indeed, such requirement applies to all corporations under New York law, and the imposition of the discriminatory limitation suggested by our Proponent in the instant Proposal to members of "management and/or the board" would do violence to this basic legal proposition.

Section 501(c) of the BCL has also been used to prevent a corporation from inserting or retaining discriminatory terms in their by-laws that would impose different subletting requirements for some stockholders but not for others. To this end, in Edith K. Spiegel v. 1065 Park Avenue Corporation et al., 305 A.D.2d 204 (NY App. Div. 1st Dept 2003), the corporation's governing documents included provisions that original purchasers of shares only needed to secure the consent of the managing agent to sublet their apartments, which consent could not be unreasonably withheld. Subsequent purchasers of shares, however, were prohibited from subletting without the consent of the board of directors or a supermajority of the lessees, which consent could be withheld for any reason or no reason at all. Citing the Wapnick case, supra, the appellate court in Spiegel concluded that:

> "There is no question that lease paragraph 38 and the related by-law provision violate Business Corporation Law § 501 (c) by giving original purchasers more favorable subletting rights than nonoriginal purchasers. ...The only question is whether the cooperative waived or should be estopped from asserting the illegality of such preferential treatment. We hold not. The defense of illegality, i.e., that a contract is void as against public policy, is not waived by a failure to affirmatively plead it in an answer, and will be entertained without reference to the state of the pleading [citations omitted] ..at least where its interposition does not take the plaintiff by surprise..."

Spiegel, *supra*.

In concluding that the corporate documents were contrary to public policy, the Spiegel court invalidated the more favorable subletting rights afforded to original purchasers of shares as violative of Section 501(c) of the BCL. The same result should apply here. The rights of all IBM common stockholders under Section 501(c) in connection with the call of a special meeting should be equal, without any discrimination against stockholders who are members of "management and/or the board."

In short, the general rule under BCL Section 501(c) requires that each share of stock within a given class must be treated equally, and prohibits discrimination. The New York legislature, in enacting two specific exceptions to the general rule under Section 501(c) that unequal treatment of shares is not permitted, has affirmed the general rule of Section 501(c), and courts have upheld such rule on numerous occasions. It is clear that in the absence of an express statutory exception, the plain language of Section 501(c) of the BCL and the case law interpreting it clearly prohibits the disparate treatment of IBM common stockholders merely on the basis of who those particular stockholders are. And, since the instant Proposal unlawfully seeks to differentiate the rights of IBM common stockholders who are members of "management and/or the board" from other stockholders, the Proposal violates Section 501(c) of the BCL. As such, the Proposal is subject to exclusion under Rule 14a-8(i)(2). See Sears Roebuck & Company (January 13, 1993) (excluding a proposal as unlawful under former Rule 14a-8(c)(2) and Section 501(c) of the BCL that had requested the adoption of provisions which phased in a graduated increase in the number of votes accorded each share of common stock, with a minimum of one vote per share for those who held their shares for less than two years and a maximum of five votes per share for those who held their shares for five years or more). The Company therefore requests that no enforcement action be recommended to the Commission if IBM excludes the Proposal in its entirety on the basis of Rule 14a-8(i)(2).

II. THE PROPOSAL IF IMPLEMENTED, WOULD ALSO BE VIOLATIVE OF RULE 14a-8(i)(2), AS THE IMPOSITION OF A STOCK OWNERSHIP REQUIRMENT ON THE BOARD IN CONNECTION WITH THE CALL OF A SPECIAL MEETING CONTRAVENES SECTION 602(c) OF THE NEW YORK BUSINESS CORPORATION LAW.

The Proposal is equally unlawful under Rule 14a-8(i)(2) and New York State law to the extent it is read to have the Company also apply any exception or exclusion conditions applicable to shareholders to members of "management and/or the Board." The first sentence of the Proposal wants "holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call shareowner meetings." However, the next sentence of the Proposal can be read to also require a 10% stock ownership threshold to call a special meeting for members of "management and/or the board." Under such reading, the imposition of a 10% stock ownership requirement on the Company's Board of Directors would unlawfully restrict the Board's ability to call a special meeting in violation of Section 602(c) of the BCL.

In this connection, Section 602(c) of the BCL provides that special meetings may be called by the board and by such person or persons as may be so authorized by the certificate of incorporation or the by-laws. The statute does not place any restriction on the power of the Board to call special meetings. More importantly, the statute provides no minimum stock ownership requirement on the Board as a prerequisite to its ability to call a special meeting. Moreover, no other statutory provision in the BCL authorizes the placement of any limitation on, or modification to, the power of the Company's Board of Directors to call a special meeting. To the extent the instant Proposal can be interpreted as imposing any stock ownership requirement on the Board in order to be able to call a special meeting, the implementation of any such restriction would clearly be unlawful under Section 602(c) of the BCL.

In other circumstances, the staff has concurred to omit proposals under Rule 14a-8(i)(2) where state law would be violated if the proposal were implemented. See Northrop Grumman Corporation (January 17, 2008)(proposal asking the board to amend the governing documents in order that there is no restriction on the shareholder right to call a special meeting properly excluded by staff under Rules 14a-8(i)(2) and (i)(6) because implementation of the proposal would cause the registrant to violate applicable state law); Time Warner Inc. (February 26, 2008)(proposal recommending that the board adopt cumulative voting properly excluded under Rule 14a-8(i)(2) as implementation of the proposal would cause the registrant to violate state law); International Business Machines Corporation (January 27, 1999)(proposal recommending that proxy balloting be tabulated as in favor, opposed, abstain and returned unmarked could properly be excluded under Rule 14a-8(i)(2) since it would result in the elimination of the ability of securityholders to give a discretionary proxy in contravention of their rights under New York State law); Exxon Corporation (February 4, 1976)(proposal to "eliminate or exclude or at least test the legality of accepting voting of Exxon stock held in portfolios of mutual and investment funds and similar type holding of Exxon stock which is actually owned or held for the benefit of many thousands of individuals who hold stock in such funds" without the owners' approval could properly be omitted from the company's proxy statement as unlawful under New Jersey law, because it would require the company to disenfranchise certain institutional shareholders by retroactively limiting their voting rights). Since this reading of the instant Proposal imposes an additional requirement on our Board of Directors which is both contrary to and inconsistent with the requirements of Section 602(c) and any other provision of the BCL regarding the powers of the Company's directors to call a special meeting, implementation would be unlawful under New York State law. As such, the Company requests that no enforcement action be recommended to the Commission if it also excludes the Proposal in its entirety on the basis of Rule 14a-8(i)(2).

III. THE PROPOSAL MAY ALSO BE OMITTED UNDER RULE 14a-8(i)(3), AS CONTRARY TO THE PROXY RULES, INCLUDING RULE 14a-9, WHICH AMONG OTHER THINGS PERMITS THE EXCLUSION OF A PROPOSAL SO VAGUE AND INDEFINITE THAT NEITHER THE STOCKHOLDERS VOTING ON THE PROPOSAL NOR THE COMPANY IN IMPLEMENTING THE PROPOSAL (IF ADOPTED) WOULD BE ABLE TO DETERMINE WITH ANY REASONABLE CERTAINTY EXACTLY WHAT ACTIONS OR MEASURES THE PROPOSAL REQUIRES.

Rule 14a-8(i)(3) permits a company to exclude a proposal if the proposal or the supporting statement violates the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. In particular, companies, faced with proposals like the instant one, have successfully argued that proposals may be excluded in *their entirety* if the language of the proposal or the supporting statement render the proposal so vague and indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. See U.S. Securities and Exchange Commission, Division of Corporation Finance, Staff Legal Bulletin Number 14B, Shareholder Proposals (September 15, 2004), where the Division clarified its interpretative position with regard to the continued application of rule 14a-8(i)(3) to stockholder proposals which are vague and indefinite. Indeed, the staff last year excluded a host of proposals from the instant Proponent that sought for registrants to amend their governing documents to permit shareholders to call special meetings "in order that there is *no restriction* on the shareholder's right to call a special meeting." See, e.g., Raytheon Company (March 28, 2008); Office Depot, Inc. (February 25, 2008); Schering-Plough Corporation (February 22, 2008); Mattel, Inc. (February 22, 2008); Time Warner Inc. (January 31, 2008); Bristol-Myers Squibb Company (January 30, 2008).

Although the Proposal might at first blush seem simple, upon closer inspection, and as earlier outlined above in Arguments I and II, the Proposal is subject to multiple conflicting interpretations. Indeed, in addition to being unlawful, it is also confusing and unclear. As such, we believe the Proposal is also subject to outright exclusion under Rules 14a-8(i)(3) and 14a-9 as vague and indefinite. As noted in Argument I, under the first interpretation of the Proposal, the Proponent wants stockholders to have the power to call special shareowner meetings without "any exception or exclusion conditions." However, the Proponent goes on in the same sentence to exclude "members of management and/or the board" from participation. As explained in Argument I, implementing this portion of the Proposal would unlawfully discriminate against stockholders who were "members of management and/or the board" under Section 501(c) of the BCL. If we are confused by the Proposal, we submit that stockholders at large would be similarly confused.

This confusion is further exacerbated if the Proposal is read in the manner suggested in Argument II, supra. Under a second interpretation of the Proposal, the same clause that "such by-law and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareholders only and meanwhile not apply to management and/or the board" can be read to mean that any restriction imposed on the shareholders should also apply to members of "management and/or the board." The Proponent's use of a double negative in this sentence prevents any clear understanding of this sentence, but if the Proposal is interpreted as described in Argument II, implementation would also be unlawful under Section 602(c) of the BCL, and the Proposal would again be subject to exclusion under Rule 14a-8(i)(2).

Given the wealth of confusion associated with the Proponent's selection of language in the instant Proposal, following our receipt of this Proposal, and as described in detail in Argument V, infra, the Company went forward *sua sponte* and implemented our own specific and clear Special Meetings by-law. Our by-law permits for the first time IBM stockholders to call a special meeting, but contains none of the confusing and unlawful provisions found in the instant Proposal.[2]

---

[2] Even if the Proposal were not subject to exclusion in its entirety, as it is, there are multiple infirmities associated with the Proponent's commentary that are also inflammatory and unnecessary in light of the history of this proposal subject at IBM. In this light, the second sentence of paragraph 3 is materially false and misleading. Contrary to the Proponent's suggestion, and as described in Argument V, infra, the Company was in the process of adopting a special meeting by-law to address the 2008 Proposal, but when we informed the Proponent of our progress, he showed no interest in withdrawing the instant Proposal. We therefore believe the sentence relating to the Council of Institutional Investors and their recommendation that shareholder proposals be timely adopted "upon receiving their first 51% or higher vote" would be materially misleading to our stockholders, since IBM has been responsive to the issue by timely revising our by-laws to permit stockholders to call a special meeting.

For the same reason, we find the remainder of the supporting statement to be both irrelevant and misleading. Since IBM has already adopted a special meetings by-law, we believe we have been completely responsive to the issues raised by the

In short, the Proposal, as submitted, is subject to multiple inconsistent interpretations, none of which we find to be lawful. Moreover, if IBM, as the entity most familiar with the instant situation -- having studied the Proposal in light of the Proponent's history with the Company -- also finds the Proposal hopelessly vague and indefinite, we respectfully suggest that IBM stockholders at large, faced only with the stark, inconsistent and confusing language of the Proposal, would also be hopelessly confused if they ever had to interpret, vote upon, and/or suggest the proper implementation of such submission. As a result, the entire Proposal should properly be excluded under Rules 14a-8((i)(3) and 14a-9.

In this connection, the U.S. District Court, in the case of NYC Employees' Retirement System v. Brunswick Corp., 789 F. Supp. 144, 146 (S.D.N.Y. 1992)("NYCERS"), stated:

> the Proposal as drafted lacks the clarity required of a proper shareholder proposal. Shareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote.

The very same problem associated with the NYCERS proposal exists with the instant submission. As such, the Proposal should be excluded from further consideration under Rules 14a-8(i)(3) and 14a-9.

Over the years, there have been many situations in which the staff has granted no-action relief to registrants with proposals which were similarly infirm. See International Business Machines Corporation (February 2, 2005)(proposal that sought to reduce the pay of IBM officers and directors responsible for the reduction of the dividend excluded as vague and indefinite); General Electric Company (January 23, 2003)(proposal seeking cap on "salaries and benefits" of one million dollars for GE officers and directors excluded in its entirety under rule 14a-8(i)(3) as vague and indefinite); International Business Machines Corporation (January 10, 2003)(proposal requiring two nominees for each "new member" of the board excluded under rule 14a-8(i)(3) as vague and indefinite); The Proctor & Gamble Company (October 25, 2002)(permitting omission of a proposal requesting that the board of directors create a specific type of fund as vague and indefinite where the company argued that neither the stockholders nor the company would know how to implement the proposal); NYNEX Corporation (January 12, 1990)(permitting omission of a proposal relating to noninterference with the government policies of certain foreign nations because it is "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal"); Joseph Schlitz Brewing Company (March 21, 1977). As with each of the letters cited above, the Company also submits that the instant Proposal, in addition to being internally inconsistent and unlawful, is also woefully vague and indefinite, and should be excluded from our 2009 proxy statement.

Proposal, and as such, there is no need for "[t]he merits of this Special Shareowner Meetings proposal [to] be considered in the context of the need for improvements in our company's corporate governance and in individual director performance."

Finally, we find materially false and misleading the Proponent's statement in the fourth paragraph that: "Beyond $25 million our CEO gets free-of-charge financial planning, personal use of company aircraft, contributions to defined contributions plans and tax reimbursements." (sic) In accordance with the SEC's rules, the "Total" set forth in the Summary Compensation table ***includes*** amounts relating to financial planning, personal use of company aircraft, contributions to defined contribution plans and tax reimbursements. Specifically, these amounts are included in the column titled "All Other Compensation" on page 41 of our 2008 proxy statement.

The SEC has found that proposals may be excluded where they are:

> so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. See Philadelphia Electric Company (July 30,1992).

The staff's response above applies with full force to the instant Proposal. The courts have also supported such a view, quoting the Commission's rationale:

> it appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail. Dyer v. Securities and Exchange Commission, 287 F.2d 773, 781 (8th Cir. 1961).

In sum, IBM believes the Proposal is subject to omission in its entirety under Rules 14a-8(i)(3) and 14a-9, and we therefore request that no enforcement action be recommended to the Commission if the Company excludes the Proposal under Rules 14a-8(i)(3) and 14a-9.

IV. THE PROPOSAL IS ALSO EXCLUDABLE UNDER RULE 14a-8(i)(6) AS BEYOND THE POWER OR AUTHORITY OF THE COMPANY TO LAWFULLY IMPLEMENT.

Because implementation of the Proposal would violate New York State law for the reasons stated in Arguments I and II, and because the Proposal is also hopelessly vague and indefinite for the reasons stated in Argument III, the Proposal is also beyond the legal power of the Company to implement under Rule 14a-8(i)(6). Under Rule 14a-8(i)(6), a company can exclude a proposal if it would lack the power or authority to implement it. The Student Loan Corporation (March 8, 1999)(proposal seeking by-law amendment to grant minority shareholders the right to elect two independent directors was excluded because the proposal would eliminate the right of all shareholders to vote for all of the members of the board). See Northrop Grumman Corporation (March 10, 2008)(proposal asking the board to amend the governing documents in order that there is no restriction on the shareholder right to call a special meeting was properly excluded under Rules 14a-8(i)(2) and (i)(6) because implementation of the proposal would cause the registrant to violate state law); Time Warner Inc. (February 26, 2008)(proposal recommending that the board adopt cumulative voting was properly excluded, as implementation of the proposal would cause the registrant to violate state law); See also Dayton Hudson Corporation (March 25, 1999)(proposal seeking amendment to the by-laws could be excluded as under this rule when the proponent did not own the requisite amount of shares under state law to propose a by-law amendment).

In the instant case, the Company does not have the power to lawfully implement the Proposal because it seeks to discriminatorily alter the rights of certain common stockholders who are members of "management and/or the board" in violation of New York State law. By the same token, it would also be unlawful for the Company to impose stock ownership requirements on members of the Board of Directors in connection with the ability to call a special meeting, as suggested by the Proponent. Finally, the Proposal is so vague and indefinite that neither the

Company nor its stockholders should have to determine precisely what action should be taken under the Proposal. As such, the Proposal is also beyond the power of the Company to lawfully implement. Given the multiple infirmities associated with the Proposal under Rules 14a-8(i)(2), (i)(3), and 14a-9, the Company also requests that no enforcement action be recommended to the Commission if IBM excludes the Proposal in its entirety on the basis of Rule 14a-8(i)(6).

V. THE PROPOSAL CAN BE OMITTED FROM THE COMPANY'S 2009 PROXY MATERIALS UNDER RULE 14a-8(i)(10) AS SUBSTANTIALLY IMPLEMENTED.

a. Substantial Implementation under Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits the exclusion of a shareholder proposal from a company's proxy materials "if the company has already substantially implemented the proposal." In applying this standard, the Commission has indicated the proposal need not be "fully effected" by the registrant, as long as it has been "substantially implemented." Release No. 34-20091 (August 16, 1983). Accordingly, Rule 14a-8(i)(10) permits the exclusion of a shareholder proposal when a registrant has implemented the essential objective of the proposal, even where there is not exact correspondence between the actions sought by the shareholder proponent and the registrant's actions. See AMR Corporation (April 17, 2000)(proposal recommending that members of identified board committees meet specified criteria could properly be excluded based on issuer's representation that the members of the board committees identified in the proposal met the criteria specified).

The rationale for exclusion of a Proposal like the instant one under Rule 14a-8(i)(10) has been described as follows:

> **"A company may exclude a proposal if the company is already doing -- or substantially doing -- what the proposal seeks to achieve. In that case, there is no reason to confuse shareholders or waste corporate resources in having shareholders vote on a matter that is moot. In the SEC's words, the exclusion is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management...."**

William Morley, Editor, Shareholder Proposal Handbook, by Broc Romanek and Beth Young (Aspen Law & Business 2003 ed.), Sec. 23.01[B] at p. 23-4. (emphasis added)

As outlined in Arguments I-IV, supra, the Proposal cannot be lawfully implemented in the form it was submitted. Given its multiple infirmities, the Company, *sua sponte,* implemented changes to our by-laws which we believe has lawfully and substantially implemented the Proposal under Rule 14a-8(i)(10). In this connection, in the case of proposed amendments to a company's governing instruments, the Staff has consistently permitted companies to exclude proposals under Rule 14a-8(i)(10) when the company has already amended its governing instruments in the manner suggested by the proposal. See Borders Group, Inc. (March 11, 2008)(allowing the company to exclude a proposal requesting its board to amend its by-laws in "order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting," where the company's board of directors had already adopted an amendment to its by-laws empowering the holders of at least 25% of the shares of the company's outstanding stock to call a special meeting); Allegheny Energy, Inc. (February 19, 2008)(permitting the company to exclude a proposal that requested its board to amend its by-laws and any other appropriate governing document so that there is "no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting, where the company's board of directors had already amended its by-laws so that stockholders entitled to cast at least 25% of all the votes entitled to be cast at such meeting could call a special meeting).

The Staff has also recently granted no-action relief on substantial implementation grounds in circumstances where company boards of directors exercised their own discretion in determining how to implement the subject matter of a stockholder proposal. In a number of recent letters, the proposal asked that the company's board "redeem any future or current poison pill, unless such poison pill is subject to a shareholder vote as a separate ballot item, to be held as soon as may be practicable." In granting relief under rule 14a-8(i)(10), the Division noted that there was a substantive distinction between a proposal that seeks a policy and a proposal that seeks a by-law or charter amendment, but that the action contemplated by the proposal was qualified by the phrase 'if practicable' and in such event the company was afforded latitude on how to best implement the proposal. The Boeing Co. (March 15, 2006); Borders Group, Inc. (March 9, 2006); Bristol-Myers Squibb Co. (March 9, 2006); Electronic Data Systems Corp. (March 9, 2006); The Home Depot, Inc. (March 9, 2006); Honeywell International, Inc. (March 8, 2006); See Tiffany & Co. (March 14, 2006) Radio Shack Corporation (March 14, 2006);

Moreover, in both Chevron Corp. (February 19, 2008) and Citigroup Inc. (February 12, 2008), the staff permitted the exclusion of stockholder proposals asking the board to amend the by-laws and such other governing documents to give holders of 10% - 25% of outstanding common stock the power to call a special stockholder meeting where both proposals expressly favored 10% as the threshold from the stated 10-25% range, when the board of directors, in each instance, determined that the best means to implement the proposal was by adopting an amendment to the by-laws giving holders of 25% of the outstanding common stock the ability to call a special meeting. The same result should apply here.

b. The Company's Board of Directors, in response to the vote on the Proponent's 2008 Proposal, has adopted a by-law amendment to permit stockholders to call special meetings, which substantially implements the instant Proposal.

As background, last Fall, the same Proponent submitted a special meetings proposal in connection with our 2008 Annual meeting, which provided as follows:

> **Resolved,** Shareholders ask our board to amend our bylaws and any other appropriate governing documents to give holders of a reasonable percentage of our outstanding common stock the power to call a special shareholder meeting, in compliance with applicable law. This proposal favors 10% to 25% of our outstanding common stock to call a special shareholder meeting.

(hereinafter the "2008 Proposal")

The 2008 Proposal contained none of the legal infirmities associated with the instant Proposal, and the Company did not challenge the 2008 Proposal at the SEC. The 2008 Proposal was approved by 56.8% of the shares voted. Since the 2008 Proposal sought to give a "reasonable percentage" of our outstanding common stock the power to call a special meeting and favored a 10% to 25% threshold, after the 2008 Proposal received a majority vote, the Company took it under advisement. The Company's Directors and Corporate Governance Committee thereafter reviewed the matter, including the need to be responsive to the Company's stockholder vote. It recommended that the full Board of Directors consider modifying our by-laws to permit stockholders to be able to call a special meeting. Thereafter, the Company's Board of Directors amended Article II, Section 3 of the Company's by-laws to permit stockholders holding at least 25% of the Company's outstanding shares to call a special meeting. The Company made prompt public disclosure of this by-law amendment in the Company's Current Report on Form 8-K filed with the Commission on November 14, 2008.

See http://www.sec.gov/Archives/edgar/data/51143/000110465908070913/a08-28198_1ex3d2.htm

Article II, Section 3 of our by-laws now permits, for the first time, stockholders owning at least 25% of our outstanding shares to call a special meeting of the stockholders. The by-law, as amended, provides as follows:

> Special Meetings. Special meetings of the stockholders, unless otherwise provided by law, may be called at any time by the Chairman of the Board or by the Board, and shall be called by the Board upon written request delivered to the Secretary of the Corporation by the holder(s) with the power to vote and dispose of at least 25% of the outstanding shares of the Corporation. Such request shall be signed by each such holder, stating the number of shares owned by each holder, and shall indicate the purpose of the requested meeting. In addition, any stockholder(s) requesting a special meeting shall promptly provide any other information reasonably requested by the Corporation.

To the extent the instant Proposal can be substantially implemented *in a lawful manner*, the Company believes it has already done so. While the Company's new Special Meetings by-law sets a threshold that is not identical to what the Proponent now seeks, it also does not contain any of the multiple legal infirmities associated with the instant Proposal. The Company, in good faith and in response to our stockholder vote, took action to implement the 2008 Proposal. Furthermore, the Company reached out in good faith to the Proponent to inform him of our Board's activities in the hope he would see fit to voluntarily withdraw the Proposal and avoid our having to involve the SEC, but the Proponent was utterly non-committal. The Proponent apparently believes that since he took the time to file the Proposal, IBM should have to formally engage the SEC to permit us to exclude it. We do not believe such a position advances stockholder relations or the stockholder proposal process. As a result, the Company has been forced to spend additional time and resources – and to engage in the legal equivalent of a game of "*Whack-A-Mole*"[3] -- all to address a subject matter our Board of Directors has already acted upon. In light of the history of this matter and the responsiveness of our Board of Directors, the

[3] See e.g. http://www.dorneypark.com/public/online_fun/mole.cfm

Company believes that our special meetings by-law substantially implements the Proposal under Rule 14a-8(i)(10). The by-law addresses the essential objective of the Proposal, which is to permit stockholders to be able to call special meetings -- a right which IBM stockholders never had before. The by-law reflects the Board's conclusion, following due deliberation, that the best way to implement the Proposal was to permit stockholders to be able to call a special meeting with none of the confusing and unlawful restrictions the Proponent added in this year. Moreover, the by-law adopted by the Board directly responds to the express concern stated by the Proponent in this year's supporting statement; i.e., that the Company *timely* adopt a by-law permitting the call of a special meeting by stockholders in accordance with the recommendation of the Council of Institutional Investors. The Proponent states:

> "This proposal topic won 57% support at our 2008 annual meeting based on yes and no votes. The Council of Institutional Investors recommends timely adoption of shareholder proposals upon receiving their first 51% or higher vote."

In sum, by timely amending our by-law as provided above, the IBM Board has responded to and addressed the concerns raised by the Proponent in a clear and direct manner, without imposing any of the confusing and unlawfully discriminatory features the Proponent included in his current submission. As such, the Company believes the Proposal has been substantially implemented under Rule 14a-8(i)(10).

In this connection, in earlier Staff letters utilizing the substantial implementation exclusion, the Staff has not required companies to implement every detail of a proposal to warrant exclusion under Rule 14a-8(i)(10). Rather, a company need only have appropriately addressed the concerns underlying such a proposal. See 3M Co. (February 27, 2008)(excluding under Rule 14a-8(i)(10) a proposal to amend the by-laws and any other appropriate governing document to give holders of a "reasonable percentage" of common stock of the company the power to call a special stockholders' meeting, and expressly favoring 10%, when the company's board determined to implement a by-law amendment at 25%); Johnson & Johnson (February 19, 2008)(permitting the exclusion of a proposal asking the board to amend the by-laws and such other appropriate governing document to give holders of a "reasonable percentage" of outstanding common stock the right to call a special stockholders meeting, and expressly favoring 10%, where the board determined the best means to implement the proposal was by adopting an amendment to the by-laws giving holders of 25% of the outstanding common stock the ability to call a special meeting).

Moreover, the Staff has also allowed companies to rely on Rule 14a-8(i)(10) to exclude a proposal requesting that the board implement a proposal in cases where the proposal sought "no restriction" on the right of stockholders to call a special meeting, and where the company's board adopted a by-law permitting stockholders holding 25% of the outstanding voting stock to call a special meeting. Borders Group, Inc. (March 11, 2008)(allowing the company to exclude a proposal requesting its board to amend its by-laws in "order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting," when the company had adopted an amendment to its by-laws empowering the holders of at least 25% of the shares of the company's outstanding stock to call a special meeting) and Allegheny Energy, Inc. (February 19, 2008)(permitting the company to exclude a proposal that requested its board to amend its by-laws and any other appropriate governing document so that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting, when the company had amended its by-laws so that stockholders entitled to cast at least 25% of all votes entitled to be cast at a meeting could call a special meeting).

We view the Borders and Allegheny Energy letters as particularly instructive here. In Borders, the company initially received a special meeting proposal seeking for stockholders holding between 10-25% of the shares to be able to call a special meeting. Following a majority vote on that proposal at that company's 2007 meeting, the company's board determined to implement a special meeting by-law at the 25% level. The company received another special meeting stockholder proposal from the same proponent, this time providing that there be "no restriction" on the stockholder's right to call a special meeting. In a no-action letter request to the staff, the company argued that the latter "no restriction" proposal was substantially implemented through the Board's adoption of a by-law amendment allowing stockholders holding 25% of the shares to call a special meeting. The SEC concurred with the company that the proposal could be omitted from their proxy materials as substantially implemented. The same result should apply here.

We submit that if the "no-restriction" proposals in Borders and Allegheny Energy can be read to permit a single stockholder (i.e. with no minimum stock ownership requirement) to call a special meeting, and Borders and Allegheny Energy were both found to have substantially implemented the "no restriction" proposals under Rule 14a-8(i)(10) by adopting by-law amendments allowing stockholders holding 25% of their shares to call a special meeting, then the staff should now similarly find "substantial implementation" in the instant case, as our Company's Board of Directors has similarly implemented a special meeting by-law after the Proponent filed a proposal seeking implementation at a 10% level – but which Proposal also unlawfully (i) seeks on the one hand to exclude the shares of IBM "management and/or the Board" from being counted in the call of a special meeting or (ii) imposes a restriction requiring members of the IBM Board of Directors to hold 10% of the outstanding shares as a pre-condition for its ability to call a special meeting. For the reasons set out in this letter, the Company cannot lawfully implement either of these two restrictions.

In addition to the fact that the 25% threshold adopted by our Board is the same as that adopted in Borders and Allegheny Energy, it is much closer to the 10% threshold than the "no restriction" threshold later proposed in Borders and Allegheny Energy, and found to be substantially implemented. Finally, the equities for the exclusion of the instant Proposal are further enhanced in this case since IBM's implementation of our Special Meetings by-law was prompted in direct response to a vote on the 2008 proposal, which the Proponent specifically referenced in this year's Proposal.

Additional staff letters also support the Company's position that the instant Proposal has been substantially implemented. In this connection, the Staff has also taken a no-action position with regard to the exclusion of proposals requesting a special meeting "expressly favoring" a 10% threshold, where the company adopted a by-law granting holders of 25% of the voting stock to call a special meeting. See, e.g. Chevron Corp. (February 19, 2008) and Citigroup Inc. (February 12, 2008)(each permitting the exclusion of a stockholder proposal asking the board to amend the by-laws and such other appropriate governing documents to give holders of 10%-25% of outstanding common stock the power to call a special stockholder's meeting, and expressly favoring 10% as the threshold, when the board determined the best means to implement the proposal was by adopting an amendment to the by-laws giving holders of 25% of the outstanding common stock the ability to call a special meeting). See also Hewlett-Packard Co. (December 11, 2007)(granting no-action relief under Rule 14a-8(i)(10) where the proposal requested the company to amend its by-laws and/or charter to give holders of 25% or less of the company's common stock the power to call a special meeting, and the company notified the Staff of its intention to omit a stockholder proposal because its board of directors was expected to consider adopting an amendment to its by-laws to provide that the holders of not less than 25% of the total voting power of the outstanding shares of stock entitled to vote on the matter to be brought before the special meeting would be permitted to cause a special meeting of stockholders to be held). Here, the IBM Board of Directors' amendment to our By-laws responded directly to the concerns of the Proponent, and the Company implemented the essential objective of the Proposal. For all of these reasons, the Company maintains it has substantially implemented the Proposal under Rule 14a-8(i)(10). The Company therefore respectfully requests that no enforcement action be recommended to the Commission if the Company excludes the Proposal under Rule 14a-8(i)(10).

CONCLUSION

Based on the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 proxy materials. We are sending Mr. Chevedden a copy of this submission, advising him of our intent to exclude the Proposal from IBM's proxy materials for the 2009 Annual Meeting. Mr. Chevedden is respectfully requested to copy the undersigned on any response that he may choose to make to the Commission. If you have any questions relating to this submission, please do not hesitate to contact the undersigned at (914) 499-6148. In accordance with Q&A "I." of Staff Legal Bulletin 14C dated June 28, 2005, we would appreciate it if you could provide your response by facsimile to both IBM and Mr. Chevedden. My facsimile number is 845-491-3203, and Mr. Chevedden's facsimile number is FISMA & OMB Memorandum M-07-16 In addition, IBM agrees to promptly forward any response from the Staff to this no-action letter request that the Staff transmits by facsimile to IBM only. Thank you for your attention and consideration in this matter.

Very truly yours,

Stuart S. Moskowitz
Senior Counsel

Copy, with attachments to:
Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Exhibit A

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2009 Proxy Statement pursuant to Rule 14a-8

Nick Rossi, Trustee
Emil Rossi Trustee

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Samuel J. Palmisano
Chairman
International Business Machines Corporation (IBM)
1 New Orchard Rd
Armonk NY 10504

Rule 14a-8 Proposal

Dear Mr. Palmisano,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***) at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Nick Rossi 10/6/08
Emil Rossi Oct 6/2008

cc: Daniel E. O'Donnell
Corporate Secretary
PH: 914 499-1900
FX: 914 765-7382
Stuart S. Moskowitz <smoskowi@us.ibm.com>
Senior Counsel
PH: 914-499-6148
FX: 845-491-3203

[IBM: Rule 14a-8 Proposal, October 20, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Merck (MRK) shareholders voted 57% in favor of a proposal for 10% of shareholders to have the right to call a special meeting. This proposal topic won 57% support at our 2008 annual meeting based on yes and no votes. The Council of Institutional Investors recommends timely adoption of shareholder proposals upon receiving their first 51% or higher vote.

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our board "Very High Concern" in executive pay – $25 million.
- Beyond $25 million our CEO gets free-of-charge financial planning, personal use of company aircraft, contributions to defined contributions plans and tax reimbursements.

Our directors held 11 board seats on boards rated "D" by The Corporate Library:

Cathleen Black	Coca-Cola (KO)
Sidney Taurel	Eli Lilly (LLY)
Michael Eskew	Eli Lilly
Michael Eskew	3M Company (MMM)
Sidney Taurel	McGraw-Hill (MHP)
Shirley Ann Jackson	Marathon Oil (MRO)
Shirley Ann Jackson	FedEx (FDX)
James Owens	Caterpillar (CAT)
James Owens	Alcoa (AA)
Alain Belda	Alcoa
Alain Belda	Citigroup (C)

The following directors served on these executive pay committees rated "High Concern" or worse in executive pay by The Corporate Library:

Cathleen P. Black	Coca-Cola
Michael Eskew	Eli Lilly
Shirley Ann Jackson	Marathon Oil
Shirley Ann Jackson	FedEx
Alain Belda	Citigroup

Nell Minow said, "If the board can't get executive compensation right, it's been shown it won't get anything else right either."

Additionally:

• We did not have an Independent Chairman or Lead Director – Independence concern.
• No shareholder right to cumulative voting.
• Shirley Ann Jackson held 6 director seats – Over commitment concern.
• Kenneth Chenault (American Express CEO) was not independent because of the extensive business American Express has with IBM.
• Director Michael Eskew's son was an IBM employee.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Nick Rossi and Emil Rossi, *** FISMA & OMB Memorandum M-07-16 *** submitted this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email.